May 17, 2023

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention: Beverly Singleton and Andrew Blume

Re: Kulicke and Soffa Industries, Inc.
Form 10-K for the fiscal year ended October 1, 2022
Filed November 17, 2022
Form 10-Q for the quarterly period ended December 31, 2022
Filed February 2, 2023
Response dated April 12, 2023
File No. 000-00121

Dear Beverly Singleton and Andrew Blume:

Reference is made to your comment letter dated April 25, 2023 (the “Comment Letter”) with respect to Kulicke and Soffa Industries, Inc.’s (the “Company”) Form 10-K for the fiscal year ended October 1, 2022 and Form 10-Q for the quarterly period ended December 31, 2022. As discussed telephonically on May 16, 2023, the Company respectfully requests an additional extension until June 9, 2023 to respond to the Comment Letter. In connection with its response to the Comment Letter, the Company is evaluating its operating segments and is conducting a thorough review of its processes. The Company is requesting the additional extension in order to provide sufficient time to compile the relevant information and complete its analysis and review, coordinate with its legal advisors and independent accountants, and formulate a thorough response to the Comment Letter. The Company is committed to responding to the Comment Letter and intends to provide a response to the Staff of the Securities and Exchange Commission no later than June 9, 2023. If you have any questions relating to the foregoing, please do not hesitate to contact Kim de Glossop of Goodwin Procter LLP at (650) 752-3290. We are grateful for the Staff's accommodation in this matter.

Sincerely,

/s/ Lester Wong
Lester Wong
Chief Financial Officer
Kulicke and Soffa Industries, Inc.